News Release	August 08, 2005

Yamana reports financial and operating results for the Second Quarter 2005.
 (all figures in US$ unless otherwise stated)

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) reports financial and operating results for the Second Quarter 2005.

The year end of the Company was changed from February 28/29 to December 31. As such, the second period of the current fiscal year is for the three month period ended June 30, 2005 with comparative figures as at December 31, 2004 and for the four month period ended June 30, 2004.

The Company recorded revenue in the amount of $10.8 million for the quarter ended June 30, 2005 from the sale of 18,131 ounces of gold from the Fazenda Brasileiro Mine and 7,426 ounces of gold from the Fazenda Nova Mine. An additional 1,350 ounces of gold were sold from the São Francisco pilot plant for which proceeds from the sale have been credited against pre-operating and mine development costs.

Commercial production for the Fazenda Nova Mine was achieved during the quarter effective May 1, 2005. The Fazenda Nova Mine is now operating at design capacity with cash costs of $226 per ounce of gold in the month of June.

A total of 27,362 ounces of gold were produced during the quarter: 18,143 ounces from the Fazenda Brasileiro Mine, 7,826 ounces from the Fazenda Nova Mine and 1,393 ounces from the São Francisco pilot plant. Of this total, 3,543 ounces were from pre-commercial production activities before commercial production was declared at Fazenda Nova and from the São Francisco pilot plant operations.

Weighted average cash costs for the quarter were $314 per ounce comprised of average cash costs of $330 per ounce and $265 per ounce at the Fazenda Brasileiro Mine and the Fazenda Nova Mine, respectively. Average cash costs for the six month period ended June 30, 2005 were $291 per ounce. A strengthened Real during the quarter resulted in an 8% increase in unit cash costs for the quarter.

Unit costs at the Fazenda Brasileiro Mine also increased due to planned lower production levels resulting from lower ore grades in the quarter. Higher carbon content in some ore also impacted the recovery rates.

Mining of higher grade ore at the Fazenda Brasileiro Mine in the second half including ore material from the C-Quartz is expected to increase production from 37,202 ounces in the first half of the year to 46,800 ounces in the second half of the year.

The Company expects to produce approximately 130,000 to 135,000 ounces of gold in 2005 and estimates that it will produce more

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than 265,000 ounces of gold in 2006. These projections assume that mining at São Francisco will commence late in the fourth quarter of 2005. These projections do not include any production from the feasibility-stage São Vicente project for which a construction decision has yet not been made, the possible positive impact from the coarse gold potential at the São Francisco project or the acceleration of production at Chapada.

The Company continues to develop the São Francisco and Chapada properties with mining operations at São Francisco expected to commence late in the fourth quarter of 2005 and mining operations at Chapada expected to commence before the end of 2006. Completion of São Francisco is on track with the original construction schedule while Chapada is ahead of the original construction schedule. Considerable advancements have been made in the construction of the Chapada property, with completion of construction and commencement of mining operations at Chapada now expected by the fourth quarter of 2006 as compared to the first quarter of 2007.

The Company incurs its capital costs on the São Francisco and Chapada projects primarily in Brazilian Reais and to date these capital costs are in line with estimates assumed in the respective feasibility studies. However, US dollars exchange rate fluctuations may affect total construction costs expressed in US dollars.

The second quarter was also highlighted by strong exploration results. The drilling results show significant potential for a number of targets on the Itapicuru Greenstone Belt and Santa Elina Gold Belt. The Company has a number of priority targets although efforts are being concentrated on determining the prospects of Ernesto, São Vicente (open pit and underground) and Maria Preta becoming mines. Ernesto and São Vicente are on the Santa Elina Gold Belt and Maria Preta is on the Ipicuru Green Belt. A full review of the exploration areas is expected to be released this Fall.

The Company recorded an adjusted net loss for the three month period ended June 30, 2005 of $2 million before charges for non-cash options expense of $2 million, a foreign exchange loss of $1 million mainly generated on the translation of a non-US dollar net monetary liability position and a non-cash future income tax expense of $2.5 million mainly generated on the US dollar denominated inter-corporate debt. This compares to adjusted net earnings of $2.5 million for the four month period ended June 30, 2004 before charges for a non-cash options expense of $0.9 million, a foreign exchange loss of $0.06 million and a future income tax recovery of $0.5 million. The net loss for the three month period as reported, taking into account the foregoing non-cash expenses, was $7.6 million compared to net earnings of $2 million for the comparative four month period ended June 30, 2004. The net loss for the six month period ended June 30, 2005, taking into account the foregoing non-cash expenses, was $7.3 million compared to net earnings of $2.6 million for the comparative seven month period ended June 30, 2004.

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The foreign exchange loss of $1 million recorded during the current period was mainly recognized in Brazil on the translation of non-US denominated monetary items to period end exchange rates. Approximately 50% of the translation loss was recognized on the translation of reclamation and mine closure liability due to the strengthened Brazilian Real vis-à-vis the US dollar; from a rate of R$2.6662 to US$1.00 as at March 31, 2005 to a rate of R$2.3504 to US$1.00 as at June 30, 2005. This is a 12% change in the foreign exchange rate. There were no significant changes in the value of the reclamation and mine closure liability in Reais denominated costs.

The future income tax expense of $2.5 million recognized during the quarter included a future income tax expense of $2.1 million recognized in Brazil on the revaluation to period end rates of US dollar denominated inter-corporate debt. The income tax is payable only if the inter-corporate debt is repaid and as such, that debt may never be repaid, the income tax expense may never be paid. However, the income tax expense will be reported from period to period and will vary from period to period depending on the foreign currency exchange rate then in effect. The actual expense will depend on the exchange rate in effect at the time of repayment of the inter-corporate debt.

Adjusted net loss was $0.02 per share for the current three month period accounting for non-cash adjustments referred to above. Basic and diluted net loss per share, taking into account these non-cash adjustments, was $0.06 for the three month period ended June 30, 2005. This compares to earnings of $0.02 per share for the comparative four month period ended June 30, 2004. Basic earnings per share for the period ended June 30, 2005 was calculated based on the weighted average number of common shares outstanding of 122.8 million (June 30, 2004 - 95.1 million).

Mine operating earnings for the quarter were $0.6 million and $2.1 million on a year-to-date basis. Revenue for the quarter was $10.8 million at an average gold sale price of $426 per ounce and $18.6 million at an average gold sale price of $426 per ounce on a year-to-date basis. Mine operating earnings were affected by higher costs reported in US dollars due to the strengthening of the Real during the quarter and increased petroleum and power costs. Unit costs were also impacted by the lower production from the Fazenda Brasileiro Mine largely resulting from a lower ore grade relative to the first quarter. As previously reported, production during the first half of the fiscal year was affected by the processing of lower grade ore while developing access to higher grade areas.

The Fazenda Nova Mine is now producing at the level contemplated in the feasibility study. Ore stacked during the quarter of 394,300 tonnes at the Fazenda Nova Mine was more than double that of the first quarter.

Cash flow from operations was $4.4 million for the quarter and includes increases in non-cash working capital items. The cash

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balance as of June 30, 2005 was $38.2 million while working capital surplus was $32.5 million.

A total of $100.3 million comprised of $100 million advanced under the loan facility and interest earned on those funds was held in escrow pending perfection and registration of security, which are expected to occur in the ordinary course.

During the quarter, the Company offered an incentive for holders of the Company’s publicly traded warrants to exercise their warrants early. This action was approved by warrants holders and shareholders subsequent to the quarter. This will add to the Company’s cash balance subsequent to the quarter end by up to Cdn$60 million.

The complete financial statements and management and discussion analysis for the second quarter ended June 30, 2005 follow this announcement.

A conference call and audio webcast has been schedule for August 9, 2005 at 11:00 a.m. E.S.T. to discuss the second quarter results.

Conference Call Information:
Local and Toll Free (North America):	800-257-7063
International:	+1 303-305-0033
Participant Audio Webcast:	www.yamana.com

The Company is also pleased to announce that Dino Titaro, President and CEO of Carpathian Gold Inc., has been appointed as a director of the Company. Peter Marrone, President and CEO of the Company, noted that “the appointment of Dino Titaro to the board of directors provides the board with more geological expertise which is particularly important given the Company’s increased focus on exploration. Furthermore, we have made further efforts at maintaining independence on the board and the addition of Dino increases that independence.”

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Company management plans to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America. As at June 30, 2005, Yamana had cash balances totaling US$38.2 million.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com	Chuck Main Chief Financial Officer (416) 945-7354 E-mail: cmain@yamana.com

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FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

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Management’s Discussion and Analysis of Operations and Financial Condition
(US dollars, in accordance with Canadian GAAP)

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between June 30, 2005 and December 31, 2004 and results of operations for the three month period ended June 30, 2005, for the four month period ended June 30, 2004 and for the six month period ended June 30, 2005 and seven month period ended June 30, 2004. This Management’s Discussion and Analysis has been prepared as of August 5, 2005. The unaudited consolidated interim financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s and Discussion Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto for the period ended June 30, 2005 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the period ended December 31, 2004 and the related annual Management’s Discussion and Analysis included in the most recent fiscal year’s Annual Report, and the most recent Annual Information Form on file with the Securities Commissions of all of the provinces in Canada and the Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in US dollars, unless otherwise specified.

Cautionary Note Regarding Forward-Looking Statements
This document contains certain “forward-looking statements” that involve a number of risks and uncertainties. These risks include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. Such forward-looking statements include among other things, statements regarding targets or production estimates, cash operating costs, capital expenditures and reserves and resources. Forward-looking statements are often characterized by words such as “plan”, “expect”, “project,”“intend,”“believe,”“anticipate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other

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factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These risks are further described in the Company’s Annual Management and Discussion Analysis and Annual Information Form filed with the Securities Commissions of all the provinces in Canada, with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Change in Year End

The year end of the Company was changed from February 28/29 to December 31. As such, the second quarter for the current fiscal year is for the three month period ended June 30, 2005 with comparative figures for the four month period ended June 30, 2004. Below is a summary of the quarterly periods for the current fiscal year and comparative periods:

	For the Period Ending	Comparative Period Ending

Q1	March 31, 2005	February 29, 2004
Q2	June 30, 2005	June 30, 2004 (i)
Q3	September 30, 2005	September 30, 2004 (ii)
Q4	Q4 December 31, 2005	December 31, 2004 (iii)

(i)	Four month period; seven months year-to-date
(ii)	Three month period; ten months year-to-date
(iii)	Three month period; ten months year-to-date

Highlights

Review of Financial Results

Adjusted Net (Loss) Earnings: (in thousands)
	Jun 30, 2005 (3 months)	Jun 30, 2004 (4 months	)	Jun 30, 2005 (6 months )	Jun 30, 2004 (7 months	)

Net (loss) earnings as reported	$(7,576)	$1,973		$(7,284)	$2,612
Stock-based compensation	1,999	875		1,999	1,102
Foreign exchange loss	1,024	58		1,302	721
Future income tax expense (recovery)	2,517	(450)		1,863	(774)

Adjusted net (loss) earnings	$(2,036)	$2,456		$(2,120)	$3,661

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The Company recorded an adjusted net loss for the three month period ended June 30, 2005 of $2 million before charges for non-cash options expense of $2 million, a foreign exchange loss of $1 million mainly generated on the translation of a non-US dollar net monetary liability position and a non-cash future income tax expense of $2.5 million mainly generated on the US dollar denominated inter-corporate debt that is eliminated on consolidation. This compares to adjusted net earnings of $2.5 million for the four month period ended June 30, 2004 before charges for a non-cash options expense of $0.9 million, a foreign exchange loss of $0.06 million and a future income tax recovery of $0.5 million.
The foreign exchange loss of $1 million recorded in the current period arises mainly in Brazil on the translation of non-US denominated monetary items at period end exchange rates. Approximately 50% of the translation loss occurs from the translation of reclamation and mine closure liabilities at the strengthened Brazilian Real vis-à-vis the US dollar; a change from R$2.6662 to US$1.00 as at March 31, 2005 to R$2.3504 to US$1.00 as at June 30, 2005. This represents a 12% change in the foreign exchange rate.
The income tax expense arising on the revaluation of the US dollar denominated inter-corporate debt is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. However, the ultimate expense will depend on the exchange rate in effect on repayment of the inter-corporate debt. However, the income tax expense will be reported from period to period and will vary from period to period depending on the foreign currency exchange rate then in effect.
The reported net loss for the three month period, taking into account the foregoing non-cash expenses, was $7.6 million compared to net earnings of $2 million for the comparative four month period ended June 30, 2004. The net loss for the six month period ended June 30, 2005, taking into account the foregoing non-cash expenses, was $7.3 million compared to net earnings of $2.6 million for the comparative seven month period ended June 30, 2004.
Mine operating earnings for the period were $0.6 million compared to earnings of $4.7 million for the four month comparative period ended June 30, 2004. Mine operating earnings on a year-to-date basis were $2.1 million compared to $7.5 million for the comparative seven month period ended June 30, 2004. Commercial production at the Fazenda Nova Mine was achieved effective May 1, 2005. As such, mine operating earnings consist of earnings from the Fazenda Brasileiro Mine for the three month period plus earnings from the Fazenda Nova Mine from May 1, 2005.
Production for the period ended June 30, 2005 from the Fazenda Brasileiro Mine was 18,143 ounces of gold at an average cash cost of $330 per ounce. Production from May 1 to June 30, 2005 from

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the Fazenda Nova Mine was 5,676 ounces of gold at an average cash cost of $265 per ounce. Thus, commercial production for the three month period ended June 30, 2005 was 23,819 ounces at a weighted average cash cost of $314 per ounce of gold. In addition, a total of 2,150 ounces of gold were produced at the Fazenda Nova Mine prior to declaration of commercial production and 1,393 ounces of gold were produced at the São Francisco pilot plant for total production of 27,362 ounces of gold for the period. Average cash costs for the period taking into account all production were $310 per ounce. Cash costs were largely affected by planned processing of lower grade material at the Fazenda Brasileiro Mine for the period and the strength of the Brazilian Real. Processing of higher grade ore at Fazenda Brasileiro began in July and is planned for the balance of the year largely resulting from processing of ore material from C-Quartz later in the year. In addition, Fazenda Nova is now operating at capacity and cash costs in June were $226 per ounce.
General and administrative costs for the period end were $2.4 million compared to $2.1 million for the comparative period ended June 30, 2004. Certain mine general and administrative expenses in the comparative period have been reclassified to conform with the current period.
Cash and cash equivalents as at the end of the period were $38.2 million. The Company also held $100 million in escrow advanced by the lender for the development and construction of the Chapada Copper-Gold project pending perfection and registration of security. Cash flow generated from operations was an inflow of $4.4 million including additions to non-cash working capital items for the three month period ended June 30, 2005 compared to $2.9 for the comparative four month period ended June 30, 2004. Cash flow from operations on a year-to-date basis was $1.6 million compared to $5.4 million for the comparative seven month period ended June 30, 2004.
Investment income and other business income generated during the period totaled $0.1 million compared to $0.5 million generated during the comparative four month period ended June 30, 2004. This account consists of interest earned on surplus cash and income earned on the sale of redundant materials and supplies.
Capital expenditures for the period on property, plant and equipment and mineral properties were $30.2 million, of which $22.7 million was spent on the construction of the São Francisco project and the Chapada Copper-Gold project (net of accounts payable and accrued liabilities) and $4.1 million was spent on exploration.
Basic and diluted net loss per share, taking into account the abovementioned non-cash expenses, was $0.06 for the three month period ended June 30, 2005. This compares to earnings of $0.02 per share for the comparative four month period ended June 30, 2004. Adjusted net loss was $0.02 per share for the three month period accounting for non-cash adjustments referred to above. Basic loss per share for the three month period ended June 30, 2005 was calculated based on the weighted average number of common shares outstanding of 122.8 million (June 30, 2004 - 95.1 million).

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The table below presents selected quarterly financial and operating data:
	Jun 30, 2005		Mar 31, 2005	Dec 31, 2004	Sept 30, 2004
Financial results (in thousands of dollars)
Revenue (i)		$10,785	$7,850	$10,305	$8,827
Net earnings(loss)for the period		$(7,576)	$292	$804	$6

Per share financial results
Basic and diluted earnings (loss) per share		$(0.06)	$0.00	$0.01	$0.00

Financial Position (in thousands of dollars)
Total assets		$289,433	$177,902	$177,106	$101,196
Total long-term liabilities		$113,586	$8,924	$9,572	$8,145

Gold sales (ounces): (iii)
Fazenda Brasileiro		8,131	18,549	23,982	22,246
Fazenda Nova		7,426	-	-	-
		25,557	18,549	23,982	22,246

Gold production (ounces):

Commercial production: Fazenda Brasileiro		18,143	19,059	20,854	23,214
Fazenda Nova		5,676	-	-	-
		23,819	19,059	20,854	23,214
Pre-operating production:
Fazenda Nova		2,150	5,229	2,745	104
São Francisco pilot plant		1,393	1,139	846	1,157
		3,543	6,368	3,591	1,261
Total production		27,362	25,427	24,445	24,475

Non-GAAP Measures
Per ounce data:
Cash costs per ounce produced: (ii),(iii)
Fazenda Brasileiro
As previously reported	$	NA	$272	$234	$225
Reclassification		NA	(9)	(10)	(10)
		$330	$263	$224	$215
Fazenda Nova		$265	$-	$-	$-
		$314	$263	$224	$215

Average gold price realized: (i),(iii)
Fazenda Brasileiro		$426	$427	$434	$401
Fazenda Nova		$427	$-	$-	$-
		$426	$427	$434	$401

Operating statistics (iii)
Gold ore grade (g/t):
Fazenda Brasileiro		2.33	2.66	2.82	3.07
Fazenda Nova		0.90	-	-	-

Gold recovery rate (%):
Fazenda Brasileiro		89.6	90.4	90.5	92.4
Fazenda Nova		68.8	-	-	-

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	June 30, 2004	Feb 29, 2004	Nov 30, 2003	Aug 31, 2003

Financial results (in thousands of dollars)
Revenue (i)	$13,166	$10,453	$9,359	$-
Net earnings (loss) for the period	$1,973	$639	$2,113	$(1,349)

Per share financial results
Basic and diluted earnings (loss) per share	$0.02	$0.01	$0.03	$(0.06)

Financial Position (in thousands of dollars)
Total assets	$96,363	$93,948	$72,809	$68,156
Total long-term liabilities	$7,240	$7,657	$7,290	$7,697

Gold sales (ounces): (iii)
Fazenda Brasileiro	33,594	26,617	23,373	-

Gold production (ounces):

Commercial Production:
Fazenda Brasileiro	34,099	25,944	27,127	3,723
Pre-operating Production:
São Francisco pilot
plant	1,211	283	1,050	-
Total production	35,310	26,227	28,177	3,723

Non-GAAP Measures
Per ounce data:
Cash costs per ounce produced:(ii),(iii)
Fazenda Brasileiro
As previously Reported	$196	$213	$220	$225
Reclassification	(8)	(9)	(9)	-
	$188	$204	$211	$225

Average gold price realized: (i), (iii)
Fazenda Brasileiro	$396	$407	$400	$-

Operating statistics (iii)
Gold ore grade (g/t):
Fazenda Brasileiro	3.44	3.50	3.36	2.73

Gold recovery rate(%):
Fazenda Brasileiro	95.5	95.3	95.5	95.5

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(i) Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.

(ii) Certain mine general and administrative costs have been reclassified from mine operating earnings and cash costs to general and administrative expenses.

(iii) Commercial production.

Mine Operations
Mine operating earnings for the quarter ended June 30, 2005 were $0.6 million (four months ended June 30, 2004 - $4.7 million) and consist of earnings from the Fazenda Brasileiro Mine and earnings from the Fazenda Nova Mine from May 1, 2005 (date of commercial production).  Mine operating earnings on a year-to-date basis were $2.1 million compared to $7.5 million for the comparative seven month period ended June 30, 2004. A total of 27,362 ounces of gold were produced during the three month period of which 18,143 ounces were from the Fazenda Brasileiro Mine, 7,826 ounces were from the Fazenda Nova Mine (of which 5,676 ounces were produced since commercial production was achieved) and 1,393 ounces were from the São Francisco pilot plant. During the comparative four month period ended June 30, 2004 a total of 34,099 ounces of gold were produced from the Fazenda Brasileiro Mine and 1,211 ounces of gold were produced from the São Francisco pilot plant. Weighted average cash costs for commercial production for the quarter were $314 per ounce of gold comprised of cash costs from the Fazenda Brasileiro Mine of $330 per ounce and cash costs from the Fazenda Nova Mine of $265 per ounce. Taking into consideration production, from the São Francisco pilot plant and pre-operating activities from Fazenda Nova, weighted average cash costs for the three month period ended June 30, 2005 were $310 per ounce. Year-to-date production was 52,789 ounces of gold of which 42,878 reached commercial production at a weighted average cash cost of $291 per ounce.

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Revenue for the period ended June 30, 2005 was $10.8 million from the sale of 25,557 ounces of gold from the Fazenda Brasileiro Mine and the Fazenda Nova Mine compared to revenue of $13.3 million from the sale of 33,594 ounces of gold for the four month period ended June 30, 2004 from the Fazenda Brasileiro Mine. Revenue earned on the sale of 1,350 ounces from the São Francisco pilot plant during the quarter was credited to mineral property development costs. There were no sales from the Fazenda Nova Mine during the pre-operating period in the quarter. Commercial production for Fazenda Nova was declared effective May 1, 2005. On a year-to-date basis revenue was $18.6 million compared to $23.8 million for the seven month period ended June 30, 2004.
Inventory as at June 30, 2005 was $7.3 million compared to $5.9 million as at December 31, 2004. Of the total inventory on hand as at June 30, 2005, $2.7 million consisted of supplies and materials, $1.4 million of product inventories and $3.2 million of in-circuit and gold in-process inventory. Inventory as at June 30, 2005 consisted of 5,070 ounces of gold from Fazenda Brasileiro and 7,752 ounces of gold from Fazenda Nova.

Fazenda Brasileiro Mine
A total of 18,143 ounces were produced from Fazenda Brasileiro during the current period at an average cash cost of $330 per ounce. This compares to 19,059 ounces of gold produced during the first quarter of the current fiscal year at an average cash cost of $263 per ounce and 34,099 ounces of gold produced during the four month comparative period ended June 30, 2004 at an average cash cost of $188 per ounce. Year-to-date production from Fazenda Brasileiro was 37,202 ounces of gold. Production during the first half of the fiscal year was affected by the processing of lower grade ore while developing access to higher grade areas including the C-Quartz area. The average ore grade for the period was 2.33 g/t compared to 2.66 g/t during the first quarter, representing a 12% decrease in ore grade. The ore grade for the comparative four month period ended June 30, 2004 was 3.44 g/t. Production for the second half of the current fiscal year is expected to be at higher levels than that of the first half of fiscal 2005 as higher grade ore zones are accessed. Mining of the C-Quartz orebody at Fazenda Brasileiro is expected to commence in the fourth quarter of 2005 and initially is expected to account for approximately 20% of production at grades that exceed current grades. Access to C-Quartz has been achieved and the mineralized area is now in development. Production from Fazenda Brasileiro for the remainder of the year is forecast at 46,800 ounces of gold compared to production of 37,202 ounces for the first half of the year. Accordingly, total forecast production for the 2005 year is approximately 84,000 ounces of gold. Cash costs per ounce produced are expected to decrease as higher grade material is processed in late 2005 and in 2006.
The following table summarizes the major components of total average cash costs per ounce for the Fazenda Brasileiro Mine:

	June 30, 2005 (3 months)		June 30, 2004 (4 months)
	Cash costs/ oz.	Percentage of cash costs / oz.	Cash costs/ oz.	Percentage of cash costs / oz.
Mining	$165	50%	$97	52%
Milling	102	31%	56	30%
General and admin	47	14%	24	13%
Other (1)	16	5%	11	5%
Total	$330	100%	$188	100%

1) Includes by-product revenues

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Average cash costs of $330 per ounce for the three month period not only reflect the mining of lower grade material but also include the impact of a strengthened Real vis-à-vis the US dollar throughout the period. The average Real-US dollar exchange rate during the three month period ended June 30, 2005 was 2.482 compared to an average exchange rate of 2.665 during the first quarter, which resulted in approximately an 8% increase in unit cash costs for the period relative to that of the first quarter. A 1% decrease or increase in the Real-US dollar foreign exchange rate will have an impact of approximately $4 per ounce on unit cash costs at Fazenda Brasileiro. Cash costs expressed in Brazilian Reais have increased by a more modest 12% during the current period relative to the first quarter of which approximately 7% was a general increase in costs including higher power and petroleum based costs and 5% was an increase in costs due to lower production for the period. Mining costs per tonne mined have improved from the prior quarter at $10 per tonne during the current period compared to $11 per tonne during the first quarter.
The average recovery rate during the period was 89.6% on 270,000 tonnes milled during the period. This compares to 90.4% during the first quarter on 246,000 tonnes and 91.9% for the December 31, 2004 fiscal year on 826,400 tonnes. Plant recovery rates are being affected by a higher proportion of carbonaceous ore from open pit material. Mining of open pit material and the lower ore feed grade will continue through into the fourth quarter. The recovery rate for the comparative four month period ended June 30, 2004 was 94.5% on 317,400 tonnes of ore milled.
A total of 18,131 ounces of gold were sold from the Fazenda Brasileiro Mine at an average sale price of $426 per ounce compared to 33,594 ounces during the comparative four month period ended June 30, 2004 at an average sale price of $396 per ounce. A total of 36,680 ounces of gold were sold year-to-date from the Fazenda Brasileiro Mine.

Fazenda Nova Mine
A total of 7,826 ounces of gold were produced from the Fazenda Nova Mine during the three month period ended June 30, 2005 compared to 5,229 ounces during the first quarter of the current fiscal year. Fazenda Nova was under construction during the comparative four month period ended June 30, 2004 and thus no gold ounces were produced during that period. Commercial production for Fazenda Nova was declared effective May 1, 2005.

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Of the total 7,826 ounces produced during the period, 5,676 ounces reflect commercial production at an average cash cost of $265 per ounce. The average ore grade for the period from Fazenda Nova was 0.9 g/t which is consistent with feasibility study grade expectations. Total ore stacked on the heap leach pads during the period was 394,300 tonnes compared to 185,400 tonnes during the first quarter, representing an increase of 113%. Gold production from Fazenda Nova is forecast at 25,000 to 30,000 ounces for fiscal 2005.
The following table summarizes the major components of total average cash costs per ounce for the Fazenda Nova Mine for the three month period ended June 30, 2005:

	June 30, 2005
	Cash costs / oz.	Percentage of cash costs / oz.
Mining	$84	32%
Crushing, agglomeration and stacking	85	32%
Leaching and solution neutralization	26	10%
Recovery plant	19	7%
General and administrative	28	11%
Other (1)	23	8%
Total	$265	100%

(1) Includes by-product revenues

Similar to the cash costs for Fazenda Brasileiro, cash costs for Fazenda Nova have been impacted by the strengthening of the Brazilian Real relative to the US dollar. Average cash costs for the period were $265 per ounce produced of which approximately $50 per ounce is accounted for from the Real exchange rate as compared to an assumed exchange rate of R$3:US$1.00 in the feasibility study for Fazenda Nova.
Inventory at Fazenda Nova as at June 30, 2005 was approximately 7,750 ounces of gold comprised of 250 ounces of dore and the remaining ounces of 7,500 were comprised of gold in-process and in-circuit inventory which includes approximately 4,000 ounces on the heap leach pads. A total of 7,426 ounces were sold from Fazenda Nova compared to 4,694 ounces during the first quarter. There were no sales from Fazenda Nova during the comparative four month period ended June 30, 2004.
Construction costs for the development of Fazenda Nova have been transferred to property, plant and equipment and mineral properties effective May 1, 2005.

General and Administrative Expenses

General and administrative expenses were $2.4 million for the three month period ended June 30, 2005 and $4.1 million on a year-to-date basis. This compares to $2.1 million for the

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comparative four month period ended June 30, 2004 and $3.7 million for the comparative seven month period ended June 30, 2004. The increase in general and administrative expenses is a result of growing operations. The Company continues to build its infrastructure and personnel reflecting the construction of the São Francisco and Chapada projects.
The Company has reclassified mine general and administrative expenses from mine operating earnings to general and administrative expenses for the comparative period to conform with the decision to centralize various functions and share services among various properties.

Foreign Exchange

A foreign exchange loss of $1 million was recognized for the three month period ended June 30, 2005 and $1.3 million on a year-to-date. This compares to a foreign exchange loss of $0.06 million for the comparative four month period ended June 30, 2004 and $0.7 million for the comparative seven month period ended June 30, 2004. A foreign exchange loss of approximately $0.9 million was recognized in Brazil mainly on the translation of non-monetary items at period end rates of which approximately 50% was recognized on the translation of the asset retirement obligation. The reclamation and mine closure liability did not change significantly in value in Reais denominated costs. Any increase in such amount reported in US dollars during the current three month period is almost entirely due to the appreciation of the Real against the US dollar. The Real-US dollar exchange rate as at June 30, 2005 was 2.3504 compared to 2.6662 as at March 31, 2005.
The Company holds cash reserves in both Canadian and US dollars and in Brazilian Reais. The Company’s revenues are denominated in US dollars. However, the Company’s expenses are denominated in a variety of US and Canadian Dollars and Brazilian Reais. Accordingly, fluctuations in the exchange rates could significantly impact the results of operation.

Income Taxes

The income tax provision on the consolidated financial statements for the three month period ended June 30, 2005 reflects a Brazilian net income tax expense of $2.9 million. The Brazilian net tax expense is comprised of cash taxes in the amount of $0.4 million and a future income tax liability in Brazil of $2.5 million. A future income tax expense of approximately $2.1 million arose in Brazil on the revaluation of US dollar denominated inter-corporate debt that is eliminated on consolidation as the Real strengthened vis-à-vis the US dollar from a rate of R$2.662 to US$1.00 as at March 31, 2005 to R$2.3504 to US$1.00 as at June 30, 2005. Similarly, if the Real were to weaken against the US dollar, the Company would recognize a future income benefit on its consolidated financial statements on the revaluation of the US dollar denominated inter-corporate debt. The income tax expense will be reported from period to period and will vary from period to period depending on the foreign currency exchange rate then in effect. However, the

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income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

Liquidity and Capital Resources
Cash and cash equivalents as at June 30, 2005 were $38.2 million compared to $66.2 million as at March 31, 2005 and $87.1 as at December 31, 2004. As at June 30, 2005 the Company held $100.3 million in escrow. Cash in escrow consisted of $100 million proceeds advanced under the loan facility for the construction and development of the Chapada Copper-Gold Project and $0.3 million of earned interest on those funds. The funds are in an escrow account for the benefit of the Company pending perfection and registration of security interests and receipt of certain authorizations, approvals and opinions relating to the perfection and registration of such security interests. The period for perfection and registration of security will vary depending on the collateral class and registration process, although registration is expected to occur in the ordinary course. To accommodate the applicable registration process, the Company and the lender under the facility have provided for a two staged release from escrow. The escrow release period for the first $70 million is expected within one month. The $30 million, which relates to security with respect to the São Vicente Mine and the São Francisco Mine, is expected within three to four months. Interest on the $30 million balance is at the reduced rate of LIBOR plus 1.5% until the release of funds.
Working capital as at June 30, 2005 was $32.5 million compared to $70.8 million as at March 31, 2005 and $88.9 million as at December 31, 2004. The decrease in working capital is mainly a result of continued advancements in the construction of the São Francisco and Chapada projects. Cash flow generated from operations for the three month period ended was $4.4 million compared to $2.9 million for the comparative four month period ended June 30, 2004. Cash flow from operations on a year-to-date basis were $1.6 million compared to $5.4 million for the comparative seven month period ended June 30, 2004. Cash flow from operations for the three month period consists of operating results from the Fazenda Brasileiro Mine and operating results from the Fazenda Nova Mine as of May 1, 2005 (date of commercial production). Cash flow from operations includes additions to non-cash working capital items of $4.5 million. As at the period end, there were $1.1 million of gold sale receivables for which funds were received subsequent to the period end. Operating cash flow for the period prior to changes in non-cash working capital items was an outflow of $0.06 million compared to an inflow of $3.9 million for the comparative period ended June 30, 2004.
Cash outflow from investing activities was $132 million for the three month period ended June 30 2005 and $149.9 million on a year-to-date basis. Cash outflow from investing activities includes $100.3 million of funds held in escrow. Additions in deferred mineral property expenditures, construction in progress and routine capital expenditures were as follows:

(In millions)	Three months	Year-to-date

Construction of São Francisco (1)	$11.3	$14.8
Construction of Chapada (1)	11.4	20.3
Capitalized exploration	4.1	6.6
Capital expenditures at Fazenda Brasileiro	1.9	3.4
Capital expenditures at Fazenda Nova	0.6	0.6
Other	0.9	2.0

	$30.2	$47.7

(1) Net of accounts payable and accrued liabilities

Cash outflow from investing activities for the comparative four month period was $9.9 million and $14.1 million for the comparative seven month period ended June 30, 2004.
Cash inflows from financing activities for the three month period ended June 30, 2005 were $99.5 million and consist mainly of $100 million advanced under the loan facility on April 29, 2005. In addition, an outflow of $2.0 million was incurred in respect of expenditures relating to the loan facility and $1.5 million was received on the exercise of stock options during the period. There were no cash flows from financing activities during the comparative period ended June 30, 2004. Cash inflows from financing activities on a year-to-date basis were $99.4 million compared to $20.2 million for the comparative seven month period ended June 30, 2004.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Equity
As at June 30, 2005, the Company had 123.5 million (December 31, 2004 - 122.3 million) common shares outstanding. A total of 45.9 million (December 31, 2004 - 43.4 million) share purchase warrants were outstanding as at June 30, 2005 at a weighted average exercise price of Cdn$1.84 (December 31, 2004 - Cdn$1.78) per share and a weighted average life of 3.25 years (December 31, 2004 - 3.65 years). During the period, the Company issued 2.5 million warrants with an exercise price of Cdn$4.70 and an expiry date of April 22, 2010 in connection with the loan facility for the development and construction of the Chapada Copper-Gold Project. The fair value of the warrants was calculated using the Black-Scholes pricing model resulting in charge to equity in the amount of $1.4 million. The Company also filed a short form prospectus in each of the provinces of Canada and the U.S. for the distribution of common shares relating to the early exercise of its publicly traded warrants. The warrants are exercisable at an exercise price of Cdn$1.50 until July 31, 2008. On July 28, 2005, the Company received approval from shareholders and warrant holders for the amendment of the terms of the warrants to entitle holders of outstanding warrants effective July 29, 2005 to

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receive an additional 0.0356 of a common share upon the early exercise of their warrants provided that the exercise occurs before August 29, 2005 (“Early Exercise Period”). Assuming the exercise of all outstanding warrants, the Company will issue up to an additional 1,444,209 common shares upon the early exercise of warrants representing, on a fully diluted basis, 0.8% of the outstanding shares. The warrant amendment also provides for the compulsory exchange of unexercised warrants for common shares if at least holders of 2/3 of the outstanding warrants exercise their warrants on these terms. Proceeds from the exercise of the warrants will permit the Company to advance the commencement of mining operations from the Chapada project ahead of the construction schedule as originally contemplated.
Shareholders’ equity as at June 30, 2005 was $158 million compared to $160.3 million as at the fiscal year ended December 31, 2004.
A total of 7.88 million (December 31, 2004 - 6.66 million) stock options were outstanding as at June 30, 2005 of which 7.83 million (December 31, 2004 - 6.54 million) were exercisable. Stock options outstanding as at June 30, 2005 had a weighted average exercise price of Cdn$2.59 per share (December 31, 2004 - Cdn$2.04 per share) and a weighted average life of 5.42 years (December 31, 2004 - 8.28 years). A total of 2.5 million employee stock options were granted under the Share Incentive Plan for which a total expense of $2.0 million was recognized during the period with an off-setting credit to contributed surplus. A total of 1.1 million stock options were exercised during the three month period ended June 30, 2005.

Year	2005	2006	2007	2008	2009
Mine operating and
construction service
contracts	$ 122,130	$ 6,966	$ 1,494	$ 460	$ -

Related Party Transactions

The Company paid and accrued directors’ fees of $103,000 during the three month period ended June 30, 2005 (June 30, 2004 - $30,000). These transactions were measured and recorded at the amount of consideration established and agreed to by the related parties based on their estimate of fair market value.

Critical Accounting Policies and Estimates

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimate

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represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

• Closure and reclamation costs
Closure and reclamation costs are accrued at their fair value and are estimated based on the Company’s interpretation of current regulatory requirements.

• Depletion and impairment of mineral properties
Depletion and impairment of mineral properties is impacted by estimates of reserves and resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

• Reserve estimates
The figures for reserves and resources are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Development Projects Update

São Francisco
A total of $16.9 million was incurred and accrued during the three month period on the construction of São Francisco and a total of $21.3 million was incurred and accrued year-to-date. Construction costs as at June 30, 2005 were $23.1 million and committed costs to the end of June 2005 were $46.1 million. The Company anticipates that almost all of the São Francisco capital costs will be committed to contractual unit price arrangements by the end of August, 2005. Such contractual commitments include electromechanical erection services, leach pad and pond earthmoving services, the powerline and purchase of tanks. The construction of the tailings dam, the crusher plant foundation, the maintenance shop and warehouse foundation and the camp is ongoing. Almost 100% of the capital costs for the construction of São Francisco are denominated in Brazilian Reais. Capital cost estimates denominated in Brazilian Reais compare favourably to

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the Brazilian Reais estimate in the feasibility study as Reais denominated costs are lower than in the feasibility study. The contingency in the feasibility study has largely absorbed the impact of the strengthening Real. The original capital cost estimate contemplated in the feasibility study of $48 million assumed an exchange rate of R$3-US$1.00. Total construction costs are now estimated to be $54.3 million. Construction of São Francisco remains on schedule and completion of construction and start-up of operations is expected in the fourth quarter of 2005. Gold production from São Francisco for fiscal 2005 is targeted at 10,000 to 15,000 ounces.

Chapada Copper-Gold Project
Considerable advancements have been made in the construction of Chapada, with commencement of mining operations expected in the fourth quarter of 2006 as compared to the first quarter of 2007 as contemplated in the original construction schedule. Proceeds from the early exercise of the publicly traded warrants will provide additional funding to advance the commencement of mining operations from Chapada consistent with the revised construction schedule. Construction costs incurred and accrued during the three month period ended June 30, 2005 and on a year-to-date basis were $11.5 million and $21 million, respectively. Construction costs as at June 30, 2005 were $25.1 million and committed costs to the end of June 2005 were $71.7 million. Reais construction expenditures are on budget. Expenditures of $80.5 million are expected to be incurred during the remainder of the current fiscal year and $78 million in 2006 assuming a foreign exchange rate of R$2.5=US$1.00 and R$2.7-US$1.00 for 2005 and 2006, respectively .
Most significant construction costs incurred during the period include the following:
•	Clearing and grubbing and rough grading for the starter pit, the dam site and initial year of operation for the tailings impoundment,
•	Completion of excavation for the water treatment pond and mine water pond,
•	Bidding process for EPC contracts,
•	Engineering,
•	Construction of the maintenance and administration building is on schedule,
•	Purchase of vehicles and machinery: trucks and loaders, excavator, rotary drills, SAG and Ball mill, primary crusher, office furniture and equipment.

Construction is on schedule. Total excavated material year-to-date was 2.23 million tonnes in comparison to 1.47 million tonnes stipulated in the construction plan. The supplier of the excavators has delayed delivery by one month. The Company has negotiated with the supplier to provide rented/borrowed excavators to ensure the meeting of timelines.
The following table summarizes property, plant and equipment for the Chapada project as included in the consolidated financial statements as at June 30, 2005:

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June 30, 2005				December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land	$396	$-	$396	$396
Machinery and equipment	33	12	21	22
Furniture and office equipment	13	11	2	3
	442	23	419	421
Assets under construction	25,083	-	25,083	3,221
	$25,525	$23	$25,502	$3,642

The Company drew down under the loan facility and the lender fully advanced the $100 million on April 29, 2005. The funds are in an escrow account for the benefit of the Company pending perfection and registration of security. For further details refer to Note 9 in the consolidated financial statements. Interest expense is being capitalized to construction costs net of interest earned on amounts held in escrow.
Upon funding of the loan facility, the Company paid the lender $850,000 in financing fees and issued 2.5 million common share purchase warrants at an exercise price of Cdn$4.70 and with an expiry date of April 22, 2010 at a charge of $1.4 million to deferred financing fees. Amortization of deferred financing fees is capitalized to construction costs over the life of the loan from the funding date.
Accounts payable (excluding accrued liabilities) relating to the construction and development of Chapada were $0.6 million of which 95% of payables were under 60 days as at June 30, 2005. Production is forecast at an average of 130 million pounds payable copper and 134,000 ounces payable gold per year in concentrate for the first five years of operation and for total life of mine production of 2.0 billion pounds of copper and 1.3 million ounces of gold. However, production in the first two years is targeted at 290 million pounds payable copper and 355,000 ounces payable gold. Production is expected to commence in the fourth quarter of 2006 and commercial production is expected before the end of the first quarter of 2007.

São Vicente
In May 2005, a feasibility study in respect of São Vicente gold project was completed. The results of the feasibility confirm an increase in mineral reserves at São Vicente of 26%, with an increase in forecast gold production of 25% to 174,380 ounces. The initial plan for São Vicente contemplated treating São Vicente and São Francisco on a combined basis; however, the results of the feasibility study support the construction of São

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Vicente as a stand-alone project. The Company continues to explore São Vicente and has spent a total of $1.0 million year-to-date. Based on positive results from continuing exploration at São Vicente, management has decided to defer a formal construction decision pending further exploration results.

Argentine Properties

The Company has received a third party offer to purchase the Argentine properties for consideration comprised of a combination of cash proceeds and an equity interest in the capital of the purchaser. Upon closing of the transaction, the purchaser will pay Yamana $350,000 and deliver 8 million common shares of the purchaser and 4 million common share purchase warrants of the purchaser and provide additional consideration in late 2006. The Company does not expect to record a significant gain or loss upon the conclusion of this transaction, which is still subject to the completion of due diligence.

Exploration

During the three month period ended June 30, 2005, a total of $4.1 million was spent on exploration and $6.6 million for the year-to-date. Of the total spent during the quarter, $1.3 million was spent on near mine exploration of the Fazenda Brasileiro Mine, $1.2 million was spent on the Rio Itapicuru Greenstone Belt region and $1.2 was spent on São Vicente and the Santa Elina Gold Belt region.

Production and Cash Costs Outlook

Forecast information relating to production and cash costs is based on the opinions and estimates of management under current circumstances and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from projections. Production and costs will vary from month to month. The Company expects to produce approximately 130,000 to 135,000 ounces of gold in fiscal 2005 and currently estimates that production will be more than 265,000 ounces in 2006. These projections assume that mining at São Francisco will commence late in the fourth quarter of 2005, and do not include the following: any production from the feasibility-stage São Vicente project for which a construction decision has not yet been made, the possible positive impact of coarse gold potential at the São Francisco project or the acceleration of the production at Chapada. Annual production from Fazenda Brasileiro is expected to be approximately 84,000 ounces of gold for 2005 and over 95,000 ounces of gold for 2006. Production from Fazenda Brasileiro will largely depend on how much higher grade ore from C-Quartz and E-Deep can be processed during the year and production levels may be greater than 95,000 ounces for 2006. Annual production from Fazenda Nova is estimated at 28,000 to 30,000 ounces of gold in 2005 and 30,000 to 33,000 ounces of gold in 2006.
Forecast cash costs have assumed a Real to US dollar exchange rate of 3.0 to 1.0 which is a more favorable US dollar exchange

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rate than the current rate. The Real is at historically high levels and the consensus view is that these levels are not sustainable. Forecast cash costs to the end of the year will remain at the level of the current period if the Real remains at these high levels although improvements will be reflected in processing of higher grade material at Fazenda Brasileiro including C-Quartz and full production from Fazenda Nova.

Currency Hedging

The appreciation of the Real to the US dollar continues to be largely dependent on high interest rates in Brazil which are attracting significant inflows of foreign capital. The Company continues to investigate the possibility of hedging the Reais/US dollar expenses in the forward market. The Company intends to transfer surplus cash balances into Brazil in order to take advantage of high local interest rates as an offset to the strengthening Real.

Risks and Uncertainties

Exploration, development and mining of metals involve numerous inherent risks. As such the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in the price of gold or copper and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the US dollar.
Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais and Canadian Dollars and revenues are earned in US dollars. A strengthened local currency could adversely affect the Company’s costs denominated in US dollars.
Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the US dollar over short-term periods.
Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Report and its Annual Information Form.

Changes in Accounting Policies

There were no changes in accounting policies during the period ended June 30, 2005.

Non-GAAP Measures

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The Company has included certain non-GAAP Measures including cost per ounce data, adjusted net earnings (loss) and adjusted net earnings (loss) per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.
The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mine to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard.
The Company uses the financial measures “adjusted net income (loss)” and “adjusted earnings (loss) per share” to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings (loss) or net earnings (loss) per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings (loss) and adjusted net earnings (loss) per share are calculated as net earnings excluding (a) options expense, (b) foreign exchange loss and (c) future income tax expense. The terms “adjusted net earnings (loss)” and “adjusted net earnings (loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of adjusted net earnings (loss) and adjusted net earnings (loss) per share provide useful information to investors because they exclude non-cash charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of adjusted net earnings (loss) and adjusted net earnings (loss) per share, which are otherwise included in the determination of net earnings (loss) and net earnings (loss) per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

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YAMANA GOLD INC.
CONSOLIDATED BALANCE SHEETS
As at the periods ended
(Prepared by Management; unaudited)
(In thousands of US dollars)
	June 30, 2005	December 31, 2004
Assets
Current
Cash and cash equivalents	$38,164	$87,054
Accounts receivable	1,629	1,177
Inventory (Note 3)	7,297	5,862
Advances and deposits	3,249	2,068
	50,339	96,161
Capital
Property, plant and equipment (Note 4)	24,356	18,315
Assets under construction (Note 5)	48,230	12,085
Mineral properties (Note 6)	53,689	43,292
	126,275	73,692

Other
Restricted cash (Note 7)	100,338	-
Other assets (Note 8)	10,959	5,797
Future income tax assets	1,522	1,456
	$289,433	$177,106
Liabilities
Current
Accounts payable and accrued liabilities	$17,833	$7,225

Long Term
Notes payable (Note 9)	101,480	-
Asset retirement obligation (Note 10)	5,576	4,972
Future income tax liabilities	6,530	4,600
	131,419	16,797

Shareholders’ Equity
Capital stock
Authorized
Unlimited number of first preference shares without par value issuable in series
Unlimited number of common shares without par value
Issued and outstanding
123,453,751 common shares (December 31, 2004- 122,286,716
shares) (Note 11 i)	149,287	147,407
Share purchase warrants (Note 12)	12,238	10,864
Contributed surplus (Note 11 ii)	3,510	1,775

(Deficit) retained earnings	(7,021)	263
	158,014	160,309
	$289,433	$177,106
Shareholders’ Equity
Capital stock
Authorized
Unlimited number of first preference shares without par value issuable in series
Unlimited number of common shares without par value
Issued and outstanding
123,453,751 common shares (December 31, 2004- 122,286,716

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shares) (Note 11 i)	149,287	147,407
Share purchase warrants (Note 12)	12,238	10,864
Contributed surplus (Note 11 ii)	3,510	1,775

(Deficit) retained earnings	(7,021)	263
	158,014	160,309
	$289,433	$177,106

The accompanying notes are an integral part of the financial statements.

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the periods ended
(Prepared by Management; unaudited)
(In thousands of US dollars)
	June 30, 2005 (3 months)	June 30, 2004 (4 months)	June 30, 2005 (6 months)	June 30, 2004 (7 months )
Sales	$ 10,785	$ 13,298	$ 18,635	$ 23,751

Cost of sales	(8,480)	(6,776)	(13,499)	(12,895)

Depreciation, amortization and depletion	(1,640)	(1,741)	(2,838)	(3,044)

Accretion of asset retirement obligation (Note 10)	(85)	(110)	(164)	(272)

Mine operating earnings	580	4,671	2,134	7,540

Expenses

General and administrative	(2,391)	(2,132)	(4,072)	(3,671)
Foreign exchange loss	(1,024)	(58)	(1,302)	(721)
Stock-based compensation (Note 13)	(1,999)	(875)	(1,999)	(1,102)

Operating (loss) earnings	(4,834)	1,606	(5,239)	2,046

Investment and other business income	140	475	378	767

(Loss) earnings before income taxes	(4,694)	2,081	(4,861)	2,813

Income tax expense (Note 14)
Current income tax expense	(365)	(558)	(560)	(975)
Future income tax (expense) recovery	(2,517)	450	(1,863)	(774)
	(2,882)	(108)	(2,423)	(201)

Basic and diluted (loss) earnings per share	$ (0.06)	$ 0.02	$ (0.06)	$ 0.03
Weighted average number of shares outstanding (in thousands)	122,807	95,061	122,550	95,061

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Future income tax (expense) recovery	(2,517)	450	(1,863)	(774)
Net (loss) earnings	(7,576)	1,973	(7,284)	2,612
Retained earnings (deficit), beginning of period	555	(2,520)	263	(3,159)
Deficit, end of period	$(7,021)	$(547)	$(7,021)	$(547)
Basic and diluted (loss) earnings per share	$(0.06)	$0.03	$(0.06)	$0.03
Weighted average number of shares outstanding (in thousands	122,807	95,061	122,550	95,061

The accompanying notes are an integral part of the financial statements.

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended
(Prepared by management; unaudited)
(In thousands of US dollars)

	June 30, 2005 (3 months)	June 30, 2004 (4 months)	June 30, 2005 (6 Months)	June 30, 2004 (7 months)
Operating Activities
Net (loss) earnings for the period	$ (7,576)	$ 1,973	$ (7,284)	$ 2,612
Asset retirement obligations realized (Note 10)	(58)	(112)	(124)	(112)
Items not involving cash
Services paid in common shares(adjustment)	-	-	-	(566)
Depreciation, amortization and depletion	1,640	1,741	2,838	3,044
Stock-based compensation (Note 13)	1,999	875	1,999	1,102
Future income taxes	2,517	(450)	1,863	45
Accretion of asset retirement obligation (Note 10)	85	110	164	272
Foreign exchange loss (gain)	636	(314)	556	(314)
Other	702	99	1,177	99

	(55)	3,922	1,189	6,182
Net change in non- cash working capital (Note 15 ii)	4,474	(983)	395	(832)

	4,419	2,939	1,584	5,350

Financing Activities
Issue of common shares and warrants for cash (net of issue costs)	1,492	-	1,616	20,142
Deferred financing charges	(1,958)	-	(2,181)	-
Proceeds from notes payable	100,000	-	100,000	-
Interest expense on convertible notes (adjustment)	-	-	-	37

	99,534	-	99,435	20,179

Investing Activities
Expenditures on mineral properties	(5,928)	(3,974)	(10,267)	(6,822)
Acquisition of property, plant and equipment	(1,619)	(1,148)	(2,262)	(1,614)
Expenditures on assets under construction	(22,650)	(4,361)	(35,197)	(4,361)

Increase in restricted cash	(100,338)	-	(100,338)	-
Business acquisition of Fazenda Brasileiro	-	-	-	(933)
Other	(1,470)	(401)	(1,845)	(401)

	(132,005)	(9,884)	(149,909)	(14,131)

(Decrease)increase in cash and cash equivalents	(28,052)	(6,945)	(48,890)	11,398
Cash and cash equivalents, beginning of Period	66,216	34,603	87,054	16,260

Cash and cash equivalents, end of Period	$ 38,164	$ 27,658	$ 38,164	$ 27,658

Cash and cash equivalents are comprised of the following
Cash	$ 16,762	$ 4,844	$ 16,762	$ 4,844
Bank term deposits	21,402	22,814	21,402	22,814
	$ 38,164	$ 27,658	$ 38,164	$ 27,658

Supplementary cash flow information (Note 15 i).

The accompanying notes are an integral part of the financial statements.

Note: In the opinion of management of Yamana, all adjustments of a normal recurring nature have been included in these financial statements to provide a fair statement of results for the periods presented. The results of those periods are not necessarily indicative of the results for the full year.

News Release

Yamana Gold Inc.
Notes to the Consolidated Financial Statements
(Prepared by management and unaudited)
For the three month period ended June 30, 2004
(with comparatives as at December 31, 2004 and for the four month period ended June 30, 2004)
(Tabular amounts in thousands of US dollars)

1.	Basis of presentation

The accompanying consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These consolidated interim financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.
2.	Change in year end

The Company changed its year end from February 28/29 to December 31. As such, the second quarter for fiscal December 31, 2005 is for the three month period ended June 30, 2005 with comparative figures as at December 31, 2004 and for the four month period ended June 30, 2004. Below is a summary of the quarterly periods for the current fiscal year and comparative periods:

	For the Period Ending	Comparative Period Ending

Q1	March 31, 2005	February 29, 2004
Q2	June 30, 2005	June 30, 2004 (i)
Q3	September 30, 2005	September 30, 2004 (ii)
Q4	Q4 December 31, 2005	December 31, 2004 (iii)

(i)	Four month period; seven months year-to-date
(ii)	Three month period; ten months year-to-date
(iii)	Three month period; ten months year-to-date

3.	Inventory
	June 30, 2005	December 31, 2004

Metal in circuit and
gold in process	$3,155	$2,729
Product inventories	1,454	996
Materials and supplies	2,688	2,137
	$7,297	$5,862

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4.	Property, plant and equipment

		June 30, 2005		December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land	$ 1,125	-	$ 1,125	$ 1,053
Buildings	12,109	2,875	9,234	6,439
Machinery and
Equipment	13,345	2,919	10,426	7,306
Vehicles	2,747	807	1,940	2,134
Furniture and
office equipment	1,336	386	950	958
Computer equipment and software	836	155	681	425
	$ 31,498	$ 7,142	$ 24,356	$ 18,315

5.	Assets under construction

	June 30, 2005	December 31, 2004

Metal in circuit and	$3,155	$6,949
gold in process	11.4	2,729
São Francisco	23,147	1,915
Chapada	25,083	3,221
	$48,230	$12,085

Construction and preproduction revenues will be transferred to property, plant and equipment and mineral properties for each property upon commencement of commercial production. Fazenda Nova commenced commercial production effective May 1, 2005. Net interest capitalized during the period was $1,347,000 (December 31, 2004 - $Nil).

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6.	Mineral properties

	June 30, 2005	December 31, 2004
Fazenda Brasileiro (i)
Santa Elina (ii)	$18,570	$13,158
Metal in circuit and	16,425	13,319
Chapada	13,021	11,523
Argentine properties (iii)	5,071	5,036
Other	602	256
	$53,689	$43,292

(i) Fazenda Brasileiro
 Balance is net of accumulated amortization in the amount of $4.2 million (December 31, 2004 - $2.8 million).

(ii) Santa Elina
 Balance is net of accumulated amortization in the amount of $1.1 million (December 31, 2004 - $0.7 million).

(iii) Argentine properties
The Company has received a third party offer to purchase the Argentine properties for consideration comprised of a combination of cash proceeds and an equity interest in the capital of the purchaser. Upon closing of the transaction, the purchaser will pay Yamana $350,000 and deliver 8.0 million common shares in the capital of the purchaser and 4.0 million common share purchase warrants of the purchaser and provide additional consideration in late 2006. The Company does not expect to record a significant gain or loss upon the conclusion of this transaction, which is still subject to the completion of due diligence.

7.	Restricted cash

Restricted cash consists of funds advanced under the loan facility for the development and construction of the Chapada Copper-Gold project and interest earned on those funds. The loan proceeds are held in escrow for the benefit of the company pending perfection and registration of security. Interest earned on the balance held in escrow is credited to assets under construction.

News Release

8.	Other assets

	June 30, 2005	December 31, 2004

Deferred financing charges (i)	$8,510	$5,191
Deferred equity issue costs (ii)	1,300	-
Other	1,149	606
	$10,959	$5,797

(i) Deferred financing charges relate to a $100 million debt financing for the development of the Chapada Copper-Gold project that was signed in December 2004 (Note 9). Financing fees in the amount of $850,000 were paid and 2.5 million warrants were issued upon funding (April 29, 2005). The warrants were issued at an exercise price of Cdn$4.70 and expire April 22, 2010. The fair value of the warrants of $1.4 million was calculated using the Black-Scholes pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 34%, (3) risk free interest rate of 3.4% and (4) expected life of 5 years. Additional financing fees of $1.3 million were also paid during the period end. Financing charges are amortized over the life of the loan as of the funding date. Amortization is capitalized to property development costs. Balance is net of accumulated amortization of $237,000 (December 31, 2004 - $Nil).

(ii) Deferred equity issue costs consist of expenses related to the filing of a prospectus for the distribution of common shares relating to the early exercise of the Company’s publicly traded warrants. These costs will be netted against the proceeds from the exercise of the warrants. (Note 12)

9.	Notes payable

The notes payable consist of $100 million for the development and construction of the Chapada Copper-Gold Project plus accrued interest of $1.48 million. The Company drew down the full $100 million under the loan facility on April 29, 2005. The secured notes are for a term of six years and bear interest at an annual rate of 12.45%. Principal is repayable upon maturity of the notes. The Company has elected to defer interest payments for the first two years. The loan proceeds are in an escrow account for the benefit of the Company pending perfection and registration of security. To accommodate the registration process, the Company and the lender have provided for a two-staged release from escrow. The release for the first $70 million is expected within one month and the balance of $30 million is expected within three to four months. Interest on the $30 million is at a reduced rate of six month LIBOR plus 1.5% until the release of the funds from escrow.

News Release

10.	Asset retirement obligation

The asset retirement obligation relating to reclamation and closure costs relates primarily to the Fazenda Brasileiro Mine, the São Vicente Project and the Fazenda Nova Mine and is calculated as the net present value of estimated future cash flows required to satisfy the obligation at a discount rate of 7%. Reclamation and closure costs of the mines and projects are incurred in Brazilian Reais thus subject to translation gains and losses from one reporting period to the next in accordance with the Company’s accounting policy for foreign currency translation of monetary items.

The following is an analysis of the asset retirement obligation:

	June 30, 2005	December 31, 2004
Opening balance	$4,972	$4,943
Accretion incurred in the current period	164	364
Accretion incurred during pre-operating
activities at Fazenda Nova	7	-
Liabilities accrued (reduction)	-	(429)
Foreign exchange	557	331
Expenditures during the current period	(124)	(237)
	$5,576	$4,972

11.	Capital stock

(i) Common shares issued and outstanding:

	Number of Common Shares	Amount

Balance as at December 31, 2004	$122,287	$147,407
Exercise of options and share
appreciation rights (1)	1,167	1,880
Balance as at June 30, 2005	$123,454	$149,287

(1) The Company issued 1.2 million shares to optionees on the exercise of their share options and appreciation rights for cash proceeds of $1.62 million. Previously recognized compensation expense in the amount of $0.26 million on options exercised during the period was charged to share capital with a corresponding decrease to contributed surplus.

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(ii) Contributed surplus

	June 30, 2005 (6 months)	December 31, 2004 (10 months	)
Balance as at beginning of period	$1,775	$633
Transfer of stock based compensation on the exercise of stock option and share appreciation rights	(259)	(25)
Stock based compensation on options granted	1,994	1,167

Balance as at end of period	$3,510	$1,775

12.	Share purchase warrants

As at June 30, 2005 there were 45.9 million (December 31, 2004 - 43.4 million) share purchase warrants outstanding with an average exercise price of Cdn$1.84 (December 31, 2004 - Cdn$1.78) and an average outstanding life of 3.25 years (December 31, 2004 - 3.65 years).
During the period, the Company filed a short form prospectus in each of the provinces of Canada and in the U.S. for the distribution of common shares relating to the early exercise of its publicly traded warrants. The warrants are exercisable at an exercise price of Cdn$1.50 until July 31, 2008. However, the Company has proposed an amendment to the terms of the warrants that would entitle holders of record as of a specified date to receive an additional 0.0356 of a common share upon the early exercise of their warrants provided that the exercise occurs within a 30-day period following the date of the warrant amendment (“Early Exercise Period”). Assuming the exercise of all outstanding warrants, the Company will issue up to an additional 1,444,209 common shares upon the early exercise of warrants. The warrant amendment will also provide for a compulsory exchange of unexercised warrants for common shares if at least holders of 2/3 of the outstanding warrants exercise their warrants on these terms during the Early Exercise Period. Subsequent to the period end, the proposed transaction was approved by the shareholders and warrant holders of the Company.
The Company also issued 2.5 million warrants in connection with the debt facility for which $1.4 million was recorded as share purchase warrants (Note 9).

News Release

13.	Stock options

The following is a summary of the issued stock options to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period:

	June 30, 2005 (6 months)			December 31, 2004 (10 months)

	Number of Options	Weighted Average Exercise Price (Cdn$	)	Number of Options	Weighted Average Exercise Price (Cdn$	)

Outstanding, beginning of period	6,660	$2.04		5,453	$1.73
Issued	2,485	3.69		1,250	3.38

Exercised	(1,262)	1.89		(41)	2.25
Expired and Cancelled	(6)	2.93		(2)	2.93

Outstanding, end of period	7,877	$2.59		6,660	$2.04

Exercisable	7,827	$2.54		6,535	$2.03

The Company has expensed the value of share purchase options granted to employees during the period as compensation expense in the amount of $2.0 million with a corresponding increase in contributed surplus. The share purchase options were recorded using the fair value based method of accounting which was estimated at the time of grant using the Black-Scholes option pricing model with the following assumptions:

	June 30, 2005 (6 months)	June 30, 2004 (7 months)
Dividend yield	0%	0%
Expected volatility	34%	35%-40%
Risk-free interest rate	3.4%	3.5%

News Release

Expected life	3 years	3 years
Forfeitures	Nil	Nil

14.	Income taxes

The following table reconciles income taxes calculated at statutory rates with the income tax expense in the period end consolidated financial statements:

	Period ended		Fiscal year-to-date
	June 30, 2005	June 30, 2004 (4 months)	June 30, 2005	June 30, 2004 (7 months)
(Loss)earnings before income taxes	$ (4,694)	$ 2,081	$ (4,861)	$ 2,813
Statutory rate	36.12%	36.12%	36.12%	36.62%
Expected income tax expense (recovery)	$ (1,695)	$ 752	$ (1,756)	$ 1,030
Effect of lower tax rates in foreign jurisdictions	255	(493)	40	(763)
Unrecognized tax benefits in Canada and United States	158	444	234	616
Non-taxable items	1,304	(633)	896	(720)
Foreign exchange on inter-corporate debt	2,140	-	2,293	-
Other	720	38	716	38

Income tax expense	$ 2,882	$ 108	$ 2,423	$ 201

Less: current income tax expense	365	558	560	975

Future income tax expense (recovery)	$ 2,517	$ (450)	$ 1,863	$ (774)

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15.	Supplementary cash flow information

(i) Supplementary information regarding other non-cash transactions

	Period ended		Fiscal year-to-date
	June 30, 2005	June 30, 2004 (4 months)	June 30, 2005	June 30, 2004 (7 months)
Financing Activities
Common shares issued on the exercise of stock options and share appreciation rights	$149	$2,453	$259	$2,453
Transfer of contributed surplus on the issue of stock options and share appreciation rights	$(149)	$(2,453)	$(259)	$(2,453)
Common shares issued on exercise of warrants	$-	$65	$-	$65
Exercise of warrants	$-	$(65)	$-	$(65)
Interest expense accrued on loan facility	$1,480	$-	$1,480	$-
Amortization of deferred financing fees	$237	$-	$237	$-
Issue of common shares for Santa Elina assets	$-	$-	$-	$171
Investing Activities
Interest expense capitalized to assets under construction	$(1,093)	$-	$(1,093)	$-
Interest income received on loan proceeds held in escrow charged to assets under construction	$(387)	$-	$(387)	$-
Amortization of deferred financing fees capitalized to assets under construction	$(237)	$-	$(237)	$-
Expenditures on mineral properties, net of tax	$-	$-	$-	$(171)

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(ii) Net change in non-cash working capital

	Period ended		Fiscal year-to-date
	June 30, 2005	June 30, 2004 (4 months )	June 30, 2005	June 30, 2004 (7 months )
Net decrease (increase) in
Accounts receivable	$2,084	$(166)	$(452)	$(313)
Inventory	(494)	(43)	(1,434)	944
Advances and deposits	(964)	(758)	(1,183)	(1,419)

Net increase (decrease) in
Accounts payable and accrued liabilities	9,580	(16)	10,608	(44)
Less: Accounts payable relating to assets under construction	(5,732)		(7,144)

	$4,474	$(983)	$395	$(832)

16.	Segmented information

The Company considers its business to consist of three geographical segments primarily in Brazil, Argentina and corporate head office in Canada.

(i) Capital assets referred to below consist of land, buildings and equipment and mineral properties.

	June 30, 2005	December 31, 2004
Mineral properties, assets under construction and property, plant and equipment
Brazil	$120,684	$68,163
Argentina	5,435	5,413
Corporate	156	116
	$126,275	$73,692

	Period ended			Fiscal year-to-date
June 30, 2005	June 30, 2005	June 30, 2004 (4 months	)	June 30, 2005	June 30, 2004 (7 months	)
Mine Revenues
Brazil	$10,785	$13,298		$18,635	$23,751

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17.	Related party transactions

The Company had the following transactions with related parties:

Period ended	Period ended			Fiscal year-to-date
June 30, 2005	June 30, 2005	June 30, 2004 (4 months	)	June 30, 2005	June 30, 2004 (7 months	)
Directors fees and consulting fees (i)	$103	$30		$123	$119

(i) Included in accounts payable and accrued liabilities is $99,000 (Dec 31, 2004 - $39,100) in this regard.

These transactions occurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties based on their estimate of fair market value.

18.  Contractual commitments

Year	2005	2006	2007	2008	2009
Office leases	$ 237	$ 299	$ 206	$ 145	$-
Mine operating and service contracts	9,360	2,863	85	-	-
Chapada construction service contracts		67,001	3,225	1,203 315	-
São Francisco construction service contracts	45,532	579	-	-	-
	$ 122,130	$ 6,966	$ 1,494	$ 460	$ -

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19. Comparative figures

Certain of prior years’ figures have been restated to conform with current period’s presentation.